Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
The following is an email sent by Hamid R. Moghadam to AMB employees on January 31, 2011:
January 31, 2011
Dear Colleagues:
We have just announced that the boards of directors of AMB and ProLogis have agreed to merge our companies to form a new ProLogis, which will be the leading global provider of industrial and logistics real estate with approximately 600 million square feet (55.7 million square meters) in 22 countries. The joint press release detailing the transaction is attached.
Our respective management teams have already formulated a shared strategic vision for the future of our combined company. In short, we believe our organizations are a great fit strategically, operationally, financially and culturally; and that they are highly complementary, each with a proven track record of operational excellence.
Clearly, we recognize the potential for the new ProLogis to emerge as the blue chip market leader in a number of critical dimensions. Armed with enhanced development prowess, a reputation for providing exceptional customer service and Class-A facilities, we can build a company, with the broadest portfolio of logistics real estate in the world. Greater geographic strength in key markets as well as the addition of new markets, will allow us to pursue greater growth opportunities. Furthermore, we will have the financial strength and flexibility. We will create one of the strongest balance sheets in the REIT industry, which will provide greater financial flexibility to capture market opportunities across business cycles, improve cost of capital and better manage currency risk
The company will be led by executives and directors from each company. During the integration, ProLogis’ CEO and I will serve as co-CEOs; I look forward to working closely with Walt Rakowich in this capacity. I will be responsible for shaping the company’s vision and global strategy, and Walt will be responsible for operations, the integration of the two platforms, and optimizing the merger synergies. Walt will retire on December 31, 2012. Bill Sullivan from ProLogis will serve as CFO during the integration and will also retire on December 31, 2012. During this period Tom Olinger will be chief integration officer, responsible for day-to-day integration activities. He will then become the CFO upon Bill’s retirement.
Our goal is to harness the talents of the best people from each organization and the integration process will be collaborative. Ultimately, however, we will be making decisions in the best interest of our customers and shareholders. Although this will mean change and uncertainty for a period of time, we are committed to treating all employees fairly. While it is too early to talk specifically about how the integration process might affect individuals, we plan to conduct a swift but thoughtful review to staff appropriately in the right locations (corporate headquarters will be in San Francisco and operations headquarters will be in Denver).
In the months ahead, as we work through the details of this merger, the Executive Committee and I will communicate our progress on a regular basis. Its important that each of you stay focused on what we ask - whether it means remaining committed to your current business objectives or getting directly involved in the integration process. Most important, I ask that you don’t lose sight of the core values that have made us who we are today and will continue to serve us well as we enter this exciting new chapter. Please know that the tremendous effort you have already contributed has positioned us for this moment. Thank you for your continued hard work and commitment. I am confident that the new ProLogis, going forward, will achieve even more.
Click here to watch a video message regarding the merger.
Best,
Hamid

*	The attached press release includes a section entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Additional Information about the Proposed Transaction and Where to Find It.” You should read the information under both sections.